NEWS RELEASE

No. 07-10

John D. Minna M.D. joins InNexus Biotechnology Inc.,

Scientific Advisory Board

17 May 2007:  BRITISH COLUMBIA, Canada--InNexus Biotechnology Inc. (TSX VENTURE: IXS) (OTCBB: IXSBF), a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (DXL™) technology, today announced that Dr. John D. Minna, Professor and Director of the Hamon Center for Therapeutic Oncology Research at UT Southwestern Medical Center at Dallas, has joined InNexus’ newly formed Scientific Advisory Board.  He joins Dr. J. Donald Capra, President Emeritus of the Oklahoma Medical Research Foundation and InNexus SAB Chairman, and Dr. Thomas Kindt.

Welcoming Dr. Minna, Jeff Morhet, President & Chief Executive Officer of InNexus, said, “John is a pre-eminent researcher and scientist.  His distinguished career and accomplishments with lung and other cancer research makes him an ideal addition to our team.  His contribution will greatly enhance our scientific foundation and development of products based on InNexus’ Dynamic Cross Linking (DXL™) technology platform”.

Dr. Minna is Director of the Nancy B. and Jake L. Hamon Center for Therapeutic Oncology Research and the W.A. “Tex” and Deborah Moncrief, Jr. Center for Cancer Genetics at The University of Texas Southwestern Medical Center at Dallas.  He holds the Max L. Thomas Distinguished Chair in Molecular Pulmonary Oncology and the Sarah M. and Charles E. Seay Distinguished Chair in Cancer Research.  He received his undergraduate and medical degrees from Stanford University and was an intern and resident in medicine at Massachusetts General Hospital.  He then went to the National Institutes of Health (NIH) as a Research Associate with Dr. Marshal Nirenberg and became first Chief of the Section of Somatic Cell Genetics, and then Chief of first the NCI-VA and then NCI-Navy Medical Oncology Branches at the National Cancer Institute (NCI).  Later he joined the faculty at UT Southwestern Medical Center.

Dr. Minna’s work has focused on understanding the molecular pathogenesis of lung cancer and translating this into the clinic.  He has led a joint Lung Cancer NCI Special Program of Research Excellence (SPORE) grant between UTSW and the MD Anderson Cancer Center and is currently discovering the molecular signatures in lung cancer predictive of response to therapy as well as how to target this therapy.   He has also authored and co-authored significant publications, including the Harrison’s Textbook of Medicine Chapter on Lung Cancer, and Focus on Lung Cancer; Tumor Suppressor Genes on Chromosome 3p Involved in the Pathogenesis of Lung and Other Cancers; Molecular Pathogenesis of Lung Cancer and Potential Translational Applications and has authored or co-authored over 500 publications, review articles and editorials. He has served on the Scientific Advisory Board for the National Cancer Institute (NCI), as well as on the Board of Directors for AACR and ASCO.

About InNexus

InNexus is a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (DXL™) technology improving the potency of existing antibody products while opening new markets and disease applications. DXL™ antibodies utilize unique, novel and patented methods and technologies of InNexus.

InNexus is headquartered in British Columbia with principal management based in Scottsdale, Arizona on the campus of Mayo Clinic and has its own in–house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus, please visit www.ixsbio.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. This news release may contain assumptions, estimates, and other forward–looking statements that involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company's control, that may cause actual results or performance to differ materially from those currently anticipated in such statements.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

 “Jeff Morhet”
Jeff Morhet

President & CEO

Contacts

InNexus Biotechnology Inc.
Jeff Morhet, 480-862-7500
President & Chief Executive Officer
jmorhet@ixsbio.com

Endnotes

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Telephone: 604 696-3604 or Toll Free 1-888-271-0788